UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G
             Information Statement pursuant to Rule 13d-1 and 13d-2

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)

                               The Beard Company
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    07384R408
                                 (CUSIP Number)


                                    12/31/01
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed.

[x]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

CUSIP NO.  07384R408

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1)  Names of Reporting Persons                  I.R.S. No.  73-1284770
    S.S. or I.R.S. Identification Nos. of       The Beard Group 401(k) Plan
    Above Persons
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2)  Check the Appropriate Box if a
    Member of a Group                  (a)  ______________________
    (See Instructions)                 (b)  ______________________

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3)  SEC Use Only

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4)  Citizenship or Place of
    Organization                                         OKLAHOMA

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Number of Shares           (5)  Sole Voting Power                    0
Beneficially               (6)  Shared Voting Power            213,797
Owned by                   (7)  Sole Dispositive Power               0
Each Reporting             (8)  Shared Dispositive Power       213,797
Person with

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9)   Aggregate Amount Beneficially                             213,797
     Owned by Each Reporting Person

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10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)

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11)  Percent of Class Represented
     By Amount in Row 9                                         11.69%

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12)  Type of Reporting Person
     (See Instructions)                                   Not Applicable

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After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: February 7, 2002
                                       THE BEARD GROUP 401(k) PLAN

                                       By:  INVESTRUST, N.A., Trustee

                                            C.A. HARTWIG
                                            C.A. Hartwig
                                            Vice President